Computation of Ratios of Earnings to Fixed Charges

UNAUDITED (THOUSANDS, EXCEPT RATIOS)	2005		2004		2003		2002		2001
Earnings from continuing operations	$	59,081	$	52,202	$	57,008	$	59,574	$ 59,138
Income taxes		37,495		27,691		29,846		32,172	31,290
Earnings from continuing operations before income taxes	$	96,576	$	79,893	$	86,854	$	91,746	$ 90,428
Fixed charges:									
Interest, long-term debt	$	24,583	$	26,909	$	25,841	$	24,762	$ 23,813
Interest, other (including interest on short-term debt)		2,431		984		2,220		4,001	3,304
Amortization of debt expense, premium, net		1,482		1,797		1,526		931	879
Portion of rentals representative of an interest factor		283		267		513		528	527
Total fixed charges	$	28,779	$	29,957	$	30,100	$	30,222	$ 28,523
Earnings from continuing operations before income taxes	$	96,576	$	79,893	$	86,854	$	91,746	$ 90,428
Total fixed charges from above		28,779		29,957		30,100		30,222	28,523
Earnings from continuing operations before income taxes and fixed charges	$	125,355	$	109,850	$	116,954	$	121,968	$ 118,951
Ratio of earnings to fixed charges		4.36 x		3.67 x		3.89 x		4.04 x	4.17 x